EXHIBIT 99.1

                              Gotham Partners, L.P.
                           110 East 42nd St. 18th Fl.
                               New York, NY 10017
                                 (212) 286-0300




                                  May 25, 2001


Mr. Daniel Altobello
Mr. Bruce Berkowitz
Chairman and Member of Special Committee of the Board of Directors of First Union Real Estate
125 Park Avenue
New York, New York

Dear Dan and Bruce:

        Based on preliminary feedback we have received from shareholders of First Union, we believe it is unlikely that Gotham's proposed transaction, outlined in our letter dated May 15, 2001 to the Special Committee, will garner substantial support from shareholders. Because we are only interested in undertaking a transaction that is overwhelmingly supported by the Board and by shareholders, large and small, we are withdrawing our proposal.

        Gotham had previously urged the company to complete a fixed-price, above-market self-tender for shares and then consider potential strategic alternatives. Instead, the Board indicated that it would prefer to explore strategic alternatives before considering a buyback. In an effort to be responsive to that desire, we made our May 15th proposal to the Board. We understood that, based on the outcome of a review of strategic alternatives, the Board would decide whether or not to repurchase shares.

        Despite the preliminary nature of Gotham's proposal and the impossibility of evaluating a transaction the essential terms of which have not been publicly disclosed, shareholders have expressed significant concern about our proposal largely with respect to the valuation of First Union stock in such a transaction. We believe this criticism is, at best, premature because an analysis of the nature and valuation of the assets we have proposed to contribute is required to determine whether it is sensible for the company to issue stock at $2.40 as part of an eventual transaction. While we believe that the assets we have proposed to contribute would offer returns equal to or greater than those received by an investor who purchased common stock of the company at $2.40, the significant amount of negative feedback we have received, we believe, will make it difficult for us to change the currently negative course of public opinion. As a result and based on shareholders' pronounced desire for cash, we would urge the Special Committee to recommend that the company do the following:

        o Immediately launch a self-tender for a large portion of the outstanding common shares. The offer should be sized so that the company's cash and remaining assets post-tender are sufficient to meet all future actual and contingent liabilities. The purchase price for the offer should be at the high end of net asset value to allow tendering shareholders to receive maximum value for their shares. Obviously, all
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          shareholders should be properly informed as to the risks and rewards of tendering or not tendering their shares.

        o Subsequent to the completion of such a tender offer, the company should re-engage its process of evaluating strategic alternatives to maximum the value of the company's remaining assets and corporate structure.

        Time is not the friend of a low-return-on-capital business. In light of the composition of the company's remaining assets and the high cost of pursuing strategic alternatives, we believe that the company should act now to distribute value to shareholders.

        Thank you for your consideration.



                                          Sincerely,



                                          William A. Ackman



                                          David P. Berkowitz